UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Absinthia's Bottled Spirits, LLC

Legal status of issuer Form

Limited liability company

Jurisdiction of Incorporation/Organization

California

Date of organization

July 29, 2013

Physical address of issuer

1962 Leimert Blvd

Oakland, CA 94602

Website of issuer

www.absinthia.com

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6.5% of offering proceeds that are actually distributed to the issuer

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Revenue-Based Debt

Price (or method for determining price)

Face value

Target offering amount

$10,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$500,000

Deadline to reach the target offering amount

May 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Zero

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$6,542	$7,074
Cash and Cash Equivalents	$1,796	$4,326
Accounts Receivable	$3,246	$1,248
Short-term Debt	$7,106	$5,299
Long-term Debt	$11,654	$0
Revenues/Sales	$21,962	$5,355
Cost of Goods Sold	$26,710	$10,164

Taxes Paid	$2,396	$1,446
Net Income	-$53,167	-$16,774

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

ABSINTHIA'S BOTTLED SPIRITS

By: /s/ Jennifer Absinthia Vermut
    Name: Jennifer Absinthia Vermut
    Title: Manager and Sole Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

 /s/ Jennifer Absinthia Vermut
Name: Jennifer Absinthia Vermut
Title: Manager and Sole Member

Date: March 26, 2019

Form C

Offering Statement
of
Absinthia's Bottled Spirits
(the "issuer," the "company," "we," "our," "us")

Revenue-Share Promissory Notes

Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits contained in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Absinthia's Bottled Spirits, LLC	Limited liability company	California	July 29, 2013	1962 Leimert Blvd Oakland, CA 94602	www.absinthia.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Jennifer Absinthia Vermut (the "Founder")	Manager and Sole Member	2013-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Jennifer Absinthia Vermut	Absinthia's Bottled Spirits, LLC	See Item (d) below.	Founder; executive management	2013-present
	NickelDime LLC	Maker of Caged Heat cocktail syrup	Partner; business management, operations, and strategy	2014-present
	Avava Dwellings	Providing high-quality, sustainable Accessory Dwelling Units	Director of Sales; led development and sales of backyard homes to Bay Area residents	2017-2018

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Jennifer Absinthia Vermut	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

The company was founded in 2013 to produce and sell organic, small batch absinthe. Our absinthe is made with carefully selected ingredients, a modern approach using certified organic herbs and certified organic and biodynamic grape alcohol, and presented in beautiful, screen printed bottles. We offer a traditional flavor profile with a California brand, offering a unique beverage for the craft cocktail enthusiast. We began sales in September 2017.

We currently hold a type 05 ABC license (Distilled Spirits Manufacturer's Agent). This license authorizes the possession of distilled spirits; the exportation of distilled spirits; the cutting, blending, mixing, flavoring, and coloring of distilled spirits; and the packaging and sale or delivery of distilled spirits to holders of distilled spirits manufacturer's, rectifier's or distilled spirits wholesaler's licenses. Absinthia absinthe is sold to Geijer Spirits (which holds a Type 18 Distilled Spirits Wholesaler License) which distributes the product to wholesalers and retailers. We intend to obtain our own type 18 distributors license.

For further information, please see **Exhibits A and B**, filed with the U.S. Securities and Exchange Commission (the "SEC") with this offering statement.

(e) The current number of employees of the issuer.

Zero.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors. Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs; the company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include, but are not limited to:

1. **Change in demand for craft spirits.** Separate from a general economic downturn, the public demand for craft spirits could turn out to be far less than is generally anticipated over the coming decade. Additionally, slower-than-expected growth in the bar and restaurant scene could impact our business. Though demographic trends are encouraging, market growth is not guaranteed.

2. **Poor public reception of our product.**

3. **Regulatory issues.** Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations, covering standard business, taxation and environmental requirements. In addition, any business involving alcoholic beverages is subject to additional, serious regulations. We believe that we will be able to comply with the rules and regulations governing our business; to assist us in that process, we have from time to time retained experienced legal counsel specializing in the beverage industry. If we fail to comply with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended.

4. **Employee and property risks.** These present significant financial liabilities in the event of an accident or significant property damage. The company will obtain standard liability insurance policies to assist with covering these exposures.

5. **Ingredients.** Our products are made with organic ingredients grown by hand on farms in California and Oregon. While we purchase and plan in advance as best as possible, acts of nature may destroy a crop and set us back in production and, therefore, sales.

6. **Dependence on key persons.** Much of the company's success depends on the skills, experience, and performance of its key persons. The company currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. The company's success also depends on our suppliers knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the company's business, operating results, and financial condition.

7. **Founder control.** Control of the company and all of its operations are solely with the Founder and will remain with her. Investors must rely upon the judgment and skills of the founder.

8. **Additional funds may be needed.** The company currently anticipates that the net proceeds of this offering will be sufficient to meet its anticipated needs for working capital and other cash requirements for the foreseeable future. However, the company may need to raise additional funds in order to fund more rapid expansion, to respond to competitive pressures, or to acquire complementary products or businesses. There can be no assurance that additional financing will be available on terms favorable to the company, or at all. If adequate funds are not available or are not available on acceptable terms, the company's ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitation may have a material adverse effect on the company's business, operating results and financial condition. We have incurred start-up organizational costs since inception and may incur future losses. We have not yet generated a profit from operations. Our most recent financial statements reflect a loss of $53,167.

9. **No guaranteed return.** No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Our business plans do project the ability to repay debt, but this is not guaranteed.

10. **Tax Risks.** No representation or warranty of any kind is made by the company, the members, managers, counsel to the company, or any other professional advisors thereto with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

11. **Revisions to Use of Proceeds.** It is possible that the use of the proceeds will be revised by management. If proceeds from this offering are insufficient in terms of the actual start-

up costs, the company could experience financial problems, which may adversely affect its ability to implement its business plan. Management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the company's business, prospects, financial condition, and results of operations.

12. **Tied-House Laws.** An investor may be prohibited from investing in the company and may be subject to penalties for investing in the company if the investor holds interests in or related to alcoholic beverage licenses or licensees, including loans or indebtedness. Alcoholic beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three "tiers" of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. The company has not made any assurances that investments in the company are permissible in California or any other state if the investor holds interests in or related to alcoholic beverage licenses or licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate the investors in the company to ensure compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investors are advised to consult with legal advisors regarding state and federal tied house laws as they relate to the Notes (as such are defined in Item (m)(1) below).

The above list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $10,000, and the deadline to reach this amount is May 31, 2019.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $500,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

The offering proceeds will be used to increase the company's capacity to grow its business through sales and marketing.

$10,000	Hire a food and beverage specialist PR firm for three months.
$50,000	Travel to trade shows and hire a food and beverage specialist PR firm for six months.
$100,000	Hire salespeople in two different markets, travel to trade shows, and hire a food and beverage specialist PR firm for one year.
$500,000	Hire salespeople in five different markets, travel to trade shows, and initiate a full PR campaign with a food and beverage specialist PR firm.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company has one outstanding promissory note with outstanding interest and principal of $9,970. This note is further described in Item (p) below.

The promissory notes offered in this offering (the "Notes") will have the following principal provisions:

Maturity: Outstanding principal and accrued interest on each Note will be considered paid in full when the company has paid the investor the Repayment Amount, defined as the original investment amount multiplied by 1.5.

Payments: Within 90 days following the end of each calendar year, the company shall make an annual payment to the investor until the Repayment Amount is paid in full.

The annual payment shall be the investor's "Pro Rata Share" (a fraction, the numerator of which is investor's original investment amount, and the denominator of which is the total amount of the outstanding principal and unpaid interest on all of the Notes) of seven percent (7%) of the company's "Gross Margin" (all of the company's cash receipts less costs of goods, costs passed through to users and refunds).

The company's accountant shall calculate Gross Margin on a cash basis following the end of each fiscal year.

Payments for any partial year of investment will be prorated based on the number of days the investment was outstanding divided by 365.

Under no circumstances shall payments to investors exceed what is allowed under California law governing usury.

Prepayment: The company may make complete or partial prepayments of the Notes at its discretion, provided that all partial prepayments are made pro rata among all of the investors based on the amount of their original investments.

If the company wishes to pay off one or some (but not all) of the Notes, it may do so only for good cause. The term "good cause" means an instance in which the company reasonably believes such prepayment is necessary or advisable to prevent a violation of any law, regulation, or other governmental rule or to prevent material harm to the effective operation of the company.

Security: The Notes will be unsecured obligations of the company.

Subordination: The Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: All of the Notes may be amended by the Company and investors holding a majority (by unpaid principal amount) of the Notes; provided that no amendment which would change the Repayment Amount, or the principal amount owing upon the Notes, may be effective without the consent of all of the investors. Any Note may be amended by mutual agreement of the Company and the Lender holding such Note.

Tied House Laws: A potential investor may be prohibited by law from investing in this offering if the investor holds interests in or related to alcoholic beverage licenses or licensees, including loans or indebtedness. Investors are advised to consult with legal advisors regarding state and federal tied house laws as they relate to the Notes.

Investors will not have voting rights or ownership of the company. The company is owned and managed by its Founder listed in Item (c).

The rights under the existing promissory note described above and in Item (p) below do not materially limit, dilute or qualify the rights under the Notes.

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the forms of Note and Note Purchase Agreement filed with the SEC with this offering statement as **Exhibits C and D**, respectively, for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibits C and D**.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The company's Founder and sole owner has the absolute right to make decisions with respect to the assets of the company. It is possible that the Founder could make a decision that has negative consequences for the company and therefore the investors in the Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Investors in this offering will have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the Founder. It's possible that the Founder will make a decision—including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payments on the Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:

(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company has an outstanding promissory note with outstanding principal and interest of $9,970. The maturity date is December 31, 2019. There is no additional interest due.

(q) A description of exempt offerings conducted within the past three years.

On May 7, 2018, we sold a promissory note with a principal amount of $15,000. The note was later amended to have a principal amount of $11,654. The sale was exempt under Rule 504 of Regulation D under the Securities Act. The proceeds were used to produce cases of absinthe.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Founder invested $40,133 in the business in 2018 and expects to invest up to another $5,000 this year to cover expenses—including those related to this offering—before the proceeds of this offering become available.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Sales of our absinthe began in September 2017. The first batch sold out after eight months, generating approximately $14,000 in revenue. Our total revenue in 2017 was $5,355. In 2018, it was $21,962.

As we have only been selling our product since September 2017, revenue has been low and cash flow has been slow. We had a loss of $16,774 in 2017 and of $53,167 in 2018. Our ending cash balance in was $4,326 in 2017 and $1,796 in 2018.

However, business has been growing, and we expect sales to increase and cash flow to improve over time.

- Our first batch of absinthe sold out after 8 months of sales, yielding approximately $14,000 in revenue. We produced twice as much absinthe in Q3 2018 and Q1 2019.
- With a robust customer list, our existing distribution pipeline is solid. We gained over 50 high-end Bay Area and Los Angeles customers in our first ten months of sales, including Cask, K&L, Hyatt Hotels, Bix, Absinthe Brasserie & Bar, Bar Agricole, DAMAS Restaurant, and Bar Keeper. We expanded our distribution to New York and Louisiana this year.
- We have raised our profile with potential customers through media and other public exposure, including the awards we have won. We have been written up in *Berkeleyside, Eater SF, Money Inc., 7x7, and SF Magazine*, and our Founder was named "One of Ten Spirited Women to Know" by East Bay Express. We were also selected as the Edwardian

Ball absinthe sponsor in 2019. We won six awards in our first 12 months of sales, including three gold medals.

- As described in Item (p) above, we sold a promissory note with the principal amount of $11,654 in a private offering. We used the funds to produce a second batch of absinthe.
- We plan to obtain a wholesaler's license. This will make it easier for us to sell our product to a national chain, and it will also cut down our bookkeeping costs since we will not be selling directly to bottle shops, bars, and restaurants.

We are confident that we can sustain and grow the business without proceeds from this offering. However, if we raise or exceed our minimum target offering amount, we will be able to increase our sales and marketing efforts as described in Item (i) and thereby increase our revenue and improve our cash flow. If we are able to raise $500,000 for our business—our maximum offering amount—we project that we will be able to generate $3.5 million in sales in 2021.

Our other sources of capital are the Founder's personal savings and credit cards.

We plan to use the proceeds of this offering immediately.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit E**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted at www.absinthia.com/2019annualreport by April 30, 2020.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C.

Exhibits List

Exhibit A: Executive Summary
Exhibit B: Pitch Deck
Exhibit C: Revenue-Share Promissory Note
Exhibit D: Revenue-Share Note Purchase Agreement
Exhibit E: 2017 and 2018 Financial Statements
Exhibit F: Crowdfunding Page
Exhibit G: Crowdfunding Video Transcript